AAC Holdings, Inc.

200 Powell Place

Brentwood, Tennessee 37027

December 30, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Attention:	Carlos Pacho
Christie Wong Ivette Leon Robert S. Littlepage

Re:	AAC Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 11, 2015 File No. 001-36643

Ladies and Gentlemen:

On behalf of AAC Holdings, Inc. (the “Company,” “Holdings,” “we,” “our” or “us”), please find below our response to a comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated December 16, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).

For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Liquidity and Capital Resources, page 48

1.	In light of the significance of your debt balance, please disclose your contractual obligations in a tabular format pursuant to item 303(5) of Regulation S-K.

Response: In response to the Staff’s comment, we will revise our disclosure in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 to include disclosure of the Company’s contractual obligations in a tabular format pursuant to item 303(5) of Regulation S-K. The following represents an example of our intended disclosure with respect to contractual obligations as of September 30, 2015:

United States Securities and Exchange Commission

December 30, 2015

Contractual Obligations

The following table sets forth information regarding our contractual obligations as of September 30, 2015:

	Payments due by period:
	(in thousands)
		Less than	1 to 3	3 to 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Senior secured loans(1)	$133,504	$6,918	$20,939	$105,647	$—
Asset purchases	26	9	17	—	—
Capital lease obligations(2)	591	211	337	43	—
Acquisition-related debt	1,226	1,226	—	—	—
Operating lease obligations	34,153	5,353	7,796	6,686	14,318
Litigation settlement	2,200	2,200	—	—	—

Total	$171,700	$15,917	$29,089	$112,376	$14,318

(1)	Amounts include required principal and interest payments. The estimated interest payments assume no change in LIBOR, or the base rate as defined in the Company’s 2015 Credit Facility, as of September 30, 2015. Also included in the estimated interest payments is the effect of two interest rate swap agreements with notional amounts at September 30, 2015 of $8.1 million and $11.8 million, bearing interest at 4.205% and 4.725%, with maturity dates of May 2018 and August 2019, respectively.
(2)	Includes future cash payments, including interest, due under our capital lease arrangements.

In response to the closing comments of the Staff, the Company hereby acknowledges in connection with its response to the Staff’s comment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please do not hesitate to call me at (615) 649-4737.

Very truly yours,

/s/ Kirk R. Manz
Kirk R. Manz
Chief Financial Officer

cc:	Howard H. Lamar III, Bass, Berry & Sims PLC

Jay H. Knight, Bass, Berry & Sims PLC

Kathryn Sevier Phillips, AAC Holdings, Inc.

Andrew W. McWilliams, AAC Holdings, Inc.